# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BITDEER TECHNOLOGIES GROUP, CIK 0001899123
CUSIP: G11448100
Title of class of securities: Class A ordinary shares, par value US$0.0000001 per share (the "Shares")
Address of issuer's principal executive offices: 08 Kallang Avenue,, Aperia tower 1, #09-03/04, Singapore (U0), 339509
Date of event which requires filing of this statement: 07/20/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001721695

## Reporting persons
- Citadel Securities GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,665,701; sole dispositive power 0; shared dispositive power 8,665,701; aggregate amount beneficially owned 8,665,701 (4.4% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 198,913,731 Shares outstanding as of April 21, 2026 (according to the issuer's Form 20-F as filed with the Securities and Exchange Commission on April 30, 2026). Except as described in the preceding sentence, all Shares for the holdings of the reporting persons reported in this Schedule 13G are as of the opening of the market on July 27, 2026.
- Citadel Securities LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,664,874; sole dispositive power 0; shared dispositive power 6,664,874; aggregate amount beneficially owned 6,664,874 (3.4% of the class)
- Citadel Securities Group LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,665,701; sole dispositive power 0; shared dispositive power 8,665,701; aggregate amount beneficially owned 8,665,701 (4.4% of the class)
- Citadel Advisors LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 929,841; sole dispositive power 0; shared dispositive power 929,841; aggregate amount beneficially owned 929,841 (0.5% of the class)
- Citadel Advisors Holdings LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 929,841; sole dispositive power 0; shared dispositive power 929,841; aggregate amount beneficially owned 929,841 (0.5% of the class)
- Citadel GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 929,841; sole dispositive power 0; shared dispositive power 929,841; aggregate amount beneficially owned 929,841 (0.5% of the class)
- Kenneth Griffin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 9,595,542; sole dispositive power 0; shared dispositive power 9,595,542; aggregate amount beneficially owned 9,595,542 (4.8% of the class)

## Item 1. Issuer
Name of issuer: BITDEER TECHNOLOGIES GROUP
Address of issuer's principal executive offices: 08 Kallang Avenue, Aperia tower 1, #09-03/04, Singapore 339509

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Citadel Securities GP LLC ("CSGP"), Citadel Securities LLC ("Citadel Securities"), Citadel Securities Group LP ("CALC4"), Citadel Advisors LLC ("Citadel Advisors"), Citadel Advisors Holdings LP ("CAH"), Citadel GP LLC ("CGP"), and Mr. Kenneth Griffin (collectively with CSGP, Citadel Securities, CALC4, Citadel Advisors, CAH, and CGP, the "Reporting Persons") with respect to the Shares of the above-named issuer held of record by Citadel Securities, Citadel Multi-Asset Master Fund Ltd., a Cayman Islands company ("CMAM"), Citadel Securities Principal Strategies LLC, a Delaware limited liability company ("CSP"), and CRBU Holdings LLC, a Delaware limited liability company ("CRBH"). Such Shares may include other instruments exercisable for or convertible into Shares.

CALC4 is the non-member manager of Citadel Securities, CSP and CRBH. CSGP is the general partner of CALC4. Citadel Advisors is the portfolio manager for CMAM. CAH is the sole member of Citadel Advisors. CGP is the general partner of CAH. Mr. Griffin is the President and Chief Executive Officer of CGP, and owns a controlling interest in CGP and CSGP.
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is 830 Brickell Plaza, Miami, Florida 33131.
Citizenship: Each of CSGP, Citadel Securities, Citadel Advisors, and CGP is organized as a limited liability company under the laws of the State of Delaware. Each of CALC4 and CAH is organized as a limited partnership under the laws of the State of Delaware. Mr. Griffin is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1. Citadel Securities LLC may be deemed to beneficially own 6,664,874 Shares.

2. Each of Citadel Securities Group LP and Citadel Securities GP LLC may be deemed to beneficially own 8,665,701 Shares.

3. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC may be deemed to beneficially own 929,841 Shares.

4. Mr. Griffin may be deemed to beneficially own 9,595,542 Shares.
Percent of class:
1. The number of Shares that Citadel Securities LLC may be deemed to beneficially own constitutes 3.4% of the Shares outstanding.

2. The number of Shares that each of Citadel Securities Group LP and Citadel Securities GP LLC may be deemed to beneficially own constitutes 4.4% of the Shares outstanding.

3. The number of Shares that each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC may be deemed to beneficially own constitutes 0.5% of the Shares outstanding.

4. The number of Shares that Mr. Griffin may be deemed to beneficially own constitutes 4.8% of the Shares outstanding.
Sole power to vote or to direct the vote:
1. Citadel Securities LLC: 0

2. Each of Citadel Securities Group LP and Citadel Securities GP LLC: 0

3. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC: 0

4. Mr. Griffin: 0
Shared power to vote or to direct the vote:
1. Citadel Securities LLC: 6,664,874

2. Each of Citadel Securities Group LP and Citadel Securities GP LLC: 8,665,701

3. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC: 929,841

4. Mr. Griffin: 9,595,542
Sole power to dispose or to direct the disposition:
1. Citadel Securities LLC: 0

2. Each of Citadel Securities Group LP and Citadel Securities GP LLC: 0

3. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC: 0

4. Mr. Griffin: 0
Shared power to dispose or to direct the disposition:
1. Citadel Securities LLC: 6,664,874

2. Each of Citadel Securities Group LP and Citadel Securities GP LLC: 8,665,701

3. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC: 929,841

4. Mr. Griffin: 9,595,542

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Citadel Securities GP LLC: /s/ Seth Levy, Seth Levy, Authorized Signatory (07/27/2026)
- Citadel Securities LLC: /s/ Seth Levy, Seth Levy, Authorized Signatory (07/27/2026)
- Citadel Securities Group LP: /s/ Seth Levy, Seth Levy, Authorized Signatory (07/27/2026)
- Citadel Advisors LLC: /s/ Seth Levy, Seth Levy, Authorized Signatory (07/27/2026)
- Citadel Advisors Holdings LP: /s/ Seth Levy, Seth Levy, Authorized Signatory (07/27/2026)
- Citadel GP LLC: /s/ Seth Levy, Seth Levy, Authorized Signatory (07/27/2026)
- Kenneth Griffin: /s/ Seth Levy, Seth Levy, attorney-in-fact* (07/27/2026)
Comment: * Seth Levy is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Advisors LLC on Schedule 13G for Allakos Inc. on October 13, 2023.